UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

20110012

February 23, 2011

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Re: JPMorgan Chase & Co.
Incoming letter dated January 11, 2011

Dear Mr. Dunn:

This is in response to your letters dated January 11, 2011 and January 28, 2011 concerning the shareholder proposal submitted to JPMorgan Chase by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 17, 2011, January 20, 2011, January 30, 2011, and February 3, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 23, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 11, 2011

The proposal relates to acting by written consent.

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that JPMorgan Chase raises valid concerns regarding whether the letter documenting the proponent's ownership is "from the 'record' holder" of the proponent's securities, as required by rule 14a-8(b)(2)(i). However, we also note that the person whose signature appears on the letter has represented in a letter dated January 21, 2011 that the letter was prepared under his supervision and that he reviewed it and confirmed it was accurate before authorizing its use. In view of these representations, we are unable to conclude that JPMorgan Chase has met its burden of establishing that the letter is not from the record holder of the proponent's securities. Accordingly, we do not believe that JPMorgan Chase may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 3, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Written Consent
Kenneth Steiner, $40,000 Shareholder, 14-Years of Stock Ownership

Ladies and Gentlemen:

This responds further to the January 11, 2011 company request (supplemented) to avoid this established rule 14a-8 proposal.

The company is attempting to take maximum advantage of a situation beyond the control of the proponent who owns $40,000 of company stock has been a shareholder for more than 14-years: A broker in the process of transferring his accounts to another broker after nearly two decades in business.

The broker produced reliable broker letters for many years. This may explain why the company apparently gave the 2011 broker letter only a quick glace when it was received.

The proponent and his agent were not in favor of the broker transferring his accounts to another broker after nearly two decades. However the broker is an independent businessman and he made his own decision.

Mr. Steiner continues to own the required stock and will receive a ballot for the 2011 annual meeting. Mr. Steiner has a powerful incentive to continue to own the same stock that he has owned for 14-years because he will not be able to submit a rule 14a-8 proposal for 2012 unless he does.

The company implicitly claims that it can take advantage of this situation beyond the control of the proponent and furthermore not even follow proper procedure in doing so. The company provided no precedent to highlight companies not following proper rule 14a-8 procedure and still avoiding rule 14a-8 proposals.

The company is in violation of rule 14a-8 if it wishes to avoid this proposal on a procedural issue. The company failed to properly notify the proponent of the specific procedural issue, first raised now, within the 14-days of the submittal of this proposal. The company October 19, 2010 letter acknowledged the receipt of the rule 14a-8 proposal and broker letter. The only reservation the company expressed was the issue already resolved by *The Hain Celestial Group, Inc.* (October 1, 2008).

I believe that the company October 19, 2010 letter raising the issue already resolved by *The Hain Celestial Group, Inc.* (October 1, 2008) is the same as no notice whatsoever and/or is a false and misleading notice.

Citing a pre-*Hain* requirement is the same as a company false or misleading announcement of its wish-list for a broker letter as a rule 14a-8 requirement. Plus the announcement of the company wish-list for a broker letter is apparently now being spun into a blanket notice to cover the required notice of a specific issue with the broker letter that the company has kept hidden until it filed its no action request. I believe that according to rule 14a-8(f) a company is not permitted to hide a specific issue with a rule 14a-8 proposal until it submits its no action request.

The company is asking for the equivalent of a proponent submitting a rule 14a-8 proposal 4-months late and expecting its inclusion in the proxy to be upheld.

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, ***but only after it has notified you of the problem,*** and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you*** in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

According to rule 14a-8(f) the company must notify "you of the problem … within 14 calendar days." The company failed to notify the proponent party of any handwriting issue involving less than 10-words in the one-page broker letter within the mandated 14-days.

The JPMorgan broker letter was prepared under the supervision of Mark Filiberto who signed the letter. Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for JPMorgan and for other companies. Attached is an additional letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010.

The company refers to the Apache case which stated, "This ruling is narrow. This court does not rule on what Chevedden had to submit to comply with rule 14a-8(b)(2)." That was another way of saying that issuers should not cite this decision in no-action requests to the SEC.

The company provided no precedent to highlight companies not following proper rule 14a-8 procedure and still avoiding rule 14a-8 proposals.

Citing a pre-*Hain* requirement is the same as a company false or misleading announcement of its wish-list for a broker letter as a rule 14a-8 requirement. Such a letter does not allow a company to hide another specific issue and claim it has been covered by its blanket letter. This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner, $40,000 Shareholder, 14-Years of Stock Ownership

Irma Caracciolo <caracciolo_irma@jpmorgan.com>

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Mr. Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,

Mark Filiberto   January 21, 2011

Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 30, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This responds further to the January 11, 2011 company request (supplemented) to avoid this established rule 14a-8 proposal.

The company is aware that it is in violation of rule 14a-8 if it wishes to avoid this proposal on a procedural issue. The company failed to properly notify the proponent of the specific procedural issue, first raised now, within the 14-days of the submittal of this proposal. The company October 19, 2010 letter acknowledged the receipt of the rule 14a-8 proposal and broker letter. The only reservation the company expressed was the issue already resolved by *The Hain Celestial Group, Inc.* (October 1, 2008).

I believe that the company October 19, 2010 letter raising the issue already resolved by *The Hain Celestial Group, Inc.* (October 1, 2008) is the same as no notice whatsoever and/or is a false and misleading notice.

Citing a pre-*Hain* requirement is the same as a company false or misleading announcement of its wish-list for a broker letter as a rule 14a-8 requirement. Plus the announcement of the company wish-list for a broker letter is apparently now being spun into a blanket notice to cover the required notice of a specific issue with the broker letter that the company has kept hidden until it filed its no action request. I believe that according to rule 14a-8(f) a company is not permitted to hide a specific issue with a rule 14a-8 proposal until it submits its no action request.

The company is asking for the equivalent of a proponent submitting a rule 14a-8 proposal 4-months late and expecting its inclusion in the proxy to be upheld.

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, ***but only after it has notified you of the problem,*** and you have failed adequately to correct it. ***Within 14 calendar days of***

receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

According to rule 14a-8(f) the company must notify "you of the problem ... within 14 calendar days." The company failed to notify the proponent party of any handwriting issue involving less than 10-words in the one-page broker letter within the mandated 14-days.

The JPMorgan broker letter was prepared under the supervision of Mark Filiberto who signed the letter. Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for JPMorgan and for other companies. Attached is an additional letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010.

The company refers to the Apache case which stated, "This ruling is narrow. This court does not rule on what Chevedden had to submit to comply with rule 14a-8(b)(2)." That was another way of saying that issuers should not cite this decision in no-action requests to the SEC.

Citing a pre-*Hain* requirement is the same as a company false or misleading announcement of its wish-list for a broker letter as a rule 14a-8 requirement. Such a letter does not allow a company to hide another specific issue and claim it has been covered by its blanket letter. This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
Irma Caracciolo <caracciolo_irma@jpmorgan.com>

October 1, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Hain Celestial Group, Inc.
Incoming letter dated July 31, 2008

The proposal relates to a change in jurisdiction of incorporation.

We are unable to concur in your view that The Hain Celestial Group may exclude the proposal under rules 14a-8(b) and 14a-8(f). After further consideration and consultation, we are now of the view that a written statement from an introducing broker-dealer constitutes a written statement from the "record" holder of securities, as that term is used in rule 14a-8(b)(2)(i). For purposes of the preceding sentence, an introducing broker-dealer is a broker-dealer that is not itself a participant of a registered clearing agency but clears its customers' trades through and establishes accounts on behalf of its customers at a broker-dealer that is a participant of a registered clearing agency and that carries such accounts on a fully disclosed basis. Because of its relationship with the clearing and carrying broker-dealer through which it effects transactions and establishes accounts for its customers, the introducing broker-dealer is able to verify its customers' beneficial ownership. Accordingly, we do not believe that The Hain Celestial Group may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

William A. Hines
Special Counsel

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Mr. Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,

Mark Filiberto (signature)   January 21, 2011

Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD

O

O'MELVENY & MYERS LLP

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1934 Act/Rule 14a-8

January 28, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Kenneth Steiner
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter concerns the request dated January 11, 2011 (the ***"Initial Request Letter"***) that we submitted on behalf of JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), seeking confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the Company omits the shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Kenneth Steiner (the ***"Proponent"***) from the Company's proxy materials for its 2011 Annual Meeting of Shareholders (the "***2011 Proxy Materials***"). The Proponent's representative, John Chevedden (***"Chevedden"***), submitted letters to the Staff dated January 17, 2011 and January 20, 2011[1] (the ***"First Proponent Letter"*** and the ***"Second Proponent Letter,"*** respectively, and, collectively, the ***"Proponent Letters"***), asserting his view that the Proposal and Supporting Statement are required to be included in the 2011 Proxy Materials.

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1 Two letters were submitted by Chevedden to the Staff and the Company on January 20, 2011 -- one received via email at approximately 12:37pm and a "revised" letter submitted via email at approximately 12:56pm. The later email from Chevedden stated "the attached revised response to the company request to avoid this routine rule 14a-8 proposal which only adds the letter of Mark Filiberto." As the second submission was intended to revise the first submission, this letter refers to the later submission as the "Second Proponent Letter."

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to some of the arguments made in the Proponent Letters. The Company also renews its request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2011 Proxy Materials.

A copy of the First Proponent Letter and the Second Proponent Letter are attached hereto as Exhibit A and Exhibit B, respectively.

I. BACKGROUND

The Proposal relates to shareholder action by written consent and was received by the Company on October 6, 2010. In the Initial Request Letter, the Company requested no-action relief from the Staff to omit the Proposal in reliance on Rule 14a-8(f) as the Proponent did not provide sufficient proof of ownership of the Company's common stock as of the date the Proposal was submitted as required by Rule 14a-8(b). The Initial Request Letter expressed the view that a letter submitted by Chevedden purporting to be a "verification" of the Proponent's eligibility to submit a proposal for inclusion in the Company's proxy materials was not sufficient to demonstrate the Proponent's share holdings. First, because there is overwhelming evidence that the form letter on the letterhead of DJF Discount Brokers (***"DJF"***) purporting to provide proof of the Proponent's beneficial ownership of the Company's common stock as of October 12, 2010 (the ***"DJF Letter"***) is not a proof of ownership provided by a record holder or broker-dealer; rather, it appears to be a blank form letter on DJF letterhead into which Chevedden "filled in the blanks" with regard to the share ownership information. Second, because DJF is not a record holder or a member of DTC and the information provided in the DJF Letter cannot be verified by the Company.

The First Proponent Letter expresses the view that "[t]he company failed to properly notify the proponent party of any handwriting issue regarding the one-page letter within the mandated 14-days." The Second Proponent Letter attaches an excerpt from *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010) and asserts the view that the single referenced sentence ("This ruling is narrow. This court does not rule on what Chevedden had to submit to comply with Rule 14a-8(b)(2)." *Apache Corp.* at 725.) is "another way of saying issuers should not cite to this decision in no-action requests to the SEC." The Second Proponent Letter also asserts that the DJF Letter was "prepared under the supervision of Mark Filiberto who signed the letter." It also asserts that Mr. Filiberto "reviewed and approved the 2011 broker letters that have his signature for JPMorgan and for other companies." In support of this assertion, Chevedden attached a letter from Mr. Filiberto to the Second Proponent Letter that states:

> "Each of the DJF Discount Brokers letters for Kenneth Steiner's 2011 rule 14a-8 proposals were [sic] prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter."

II. EXCLUSION OF THE PROPOSAL

A. The Company Provided Sufficient Notice of the Deficiencies in the Proponent's Purported Proof of Ownership within 14 days of Receipt of the Proposal

To demonstrate eligibility to submit a proposal, Rule 14a-8(b)(2) permits a shareholder proponent who is not a record holder to provide "an *affirmative written statement* from the 'record' holder of the proponent's shares (usually a broker or a bank) *specifically verifying* that, as of the date the proposal was submitted, the proponent continuously held the requisite number of company shares for at least one year." *See* Staff Legal Bulletin 14 (July 13, 2001) (***"SLB 14"***). However, the DJF Letter was not a "written statement" from the "record holder" of the Proponent's shares that verified the Proponent continuously held the requisite number of Company shares for at least one year. For this reason, on October 19, 2011, the Company notified Chevedden via facsimile and Federal Express of the requirements of Rule 14a-8(b), its view that the DJF Letter failed to meet the requirements of the rule, and the requirement that this proof of eligibility deficiency be cured within 14 days of receipt of the Company's notice. The Company's notice included (i) a description of the eligibility requirements of Rule 14a-8(b); (ii) a statement explaining the deficiency in the proof of ownership letter submitted with the Proposal, (iii) an explanation of what the Proponent should do to comply with the rule, (iv) a statement calling the Proponent's attention to the 14-day deadline for responding to the Company's notice, and (v) a copy of Rule 14a-8.

As discussed more fully in the Initial Request Letter, the Company believes there is overwhelming evidence that the DJF Letter was, in fact, a "form letter" on the letterhead of DJF purporting to provide proof of the Proponent's beneficial ownership of the Company's common stock that was completed by Chevedden (a fact not refuted by the Proponent Letters, as discussed below). The Proponent Letters express the view that the Company's notice was not sufficient to "notify the proponent party of any handwriting issue regarding the one-page letter within the mandated 14-days." As such, the Proponent Letters assert that unless the Company gave specific notice to the Proponent that the purported proof of ownership letter submitted appeared to falsely represent that it was a "written statement" from the "record holder," putting the Proponent on notice that a "form letter" filled out by the Proponent's representative rather than by the record holder of the Proponent's shares was insufficient for the purposes of Rule 14a-8(b), the Proposal may not be omitted in reliance on Rule 14a-8. In other words, the Proponent Letters ask the Staff to reward Chevedden and the Proponent for their now-admitted misleading actions in filling out a signed "form letter" provided by DJF and attempting to pass off such a "form letter" at multiple companies as a "written statement" from the "record holder" that provides sufficient proof of ownership to satisfy Rule 14a-8(b) by allowing their proposals to remain in the proxy materials of companies where those companies, in fact, merely received written notice from Chevedden falsely identified as written notice from an introducing broker.

First, Chevedden was aware that the DJF Letter initially provided to the Company was not a "written statement" from the "record holder" of the Proponent's shares. In fact, it was a "fill-in-the-blank" written statement from him -- an individual that is neither a bank nor a broker nor the record holder of the Proponent's securities. A proponent or his representative should not be rewarded for drafting his or her own "broker letter" and attempting to pass it off as a "written statement" from the "record holder."

Second, the Company did clearly notify Chevedden that the proof of ownership was insufficient for purposes of Rule 14a-8(b). The Company (and other similarly situated companies that received similar "form letters") then received further proof of the insufficient representation attempted by the Proponent and Chevedden when other no-action letters containing identical "form letters" purporting to provide proof of ownership became available on the Commission's website. Again, Chevedden is asking the Staff to reward his misleading action because proof of it became available more than 14 days after receipt of the Proposal. The Proponent and Chevedden were given ample notice of a deficiency in the proof of ownership provided and took no steps to cure such deficiency (*i.e.*, provide an actual letter from the true record holder of the Proponent's shares rather than a "form letter" filled out and submitted by Chevedden).

For the reasons above, the Company believes that its notice was timely and properly described its view that the DJF Letter was not sufficient proof of ownership to establish the Proponent's eligibility to submit a proposal to the Company. Instead of responding to this notice with an actual written statement from the true record holder of the Proponent's shares, Chevedden simply responded with a statement that the proof of ownership requested by the notice "would seem to be an elective request." No additional correspondence or evidence of the Proponent's share ownership was provided to the Company during the relevant 14-day period. Further, Chevedden has never provided the proof of ownership from the record holder of the Proponent's shares that is required by Rule 14a-8(b). As discussed more fully in the Initial Request Letter, the Staff has consistently permitted the exclusion of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g.,* the Initial Request Letter at 3-4 and the no-action letters cited therein. Given the significant deficiencies of the DJF Letter and the resulting lack of sufficient proof of ownership of the Company's common stock as of the date the Proposal was submitted, the Company maintained and continues to believe that the Proposal may be properly omitted in reliance on Rule 14a-8(f).

B. The DJF Letter does not Provide Sufficient Proof of Ownership to Demonstrate the Proponent's Eligibility to Submit a Proposal to the Company

As discussed more fully in the Initial Request Letter, the Proponent is not a record holder of shares of the Company and, therefore, the Company has no way of verifying that the Proponent is entitled to submit a proposal pursuant to Rule 14a-8. The presence of two different hands in the completion of the DJF Letter, the form nature of the letter, the documented co-operative relationship between Mr. Filiberto and Chevedden, and the unexplained variations between the DJF Letter and the 2008 proof of ownership provided by Mr. Filiberto give no assurance that the DJF Letter accurately verifies, based on DJF's books and records, the Proponent's continuous ownership of securities of the Company for at least one year, as required by Rule 14a-8(b)(1) -- in fact, it gives no assurance that the Proponent owns any Company securities.

The Second Proponent Letter, and the letter attached thereto from Mr. Filiberto, both assert that the "form letters" provided by DJF to substantiate the Proponent's ownership of stock in various companies "were prepared under [Mr. Filiberto's] supervision and signature" and each letter was "reviewed" and "confirmed" as accurate by Mr. Filiberto before "authorizing Mr. Steiner or his representative to use each letter." Notably, however, there is no statement in either the Second Proponent Letter or the letter from Mr. Filiberto refuting the Company's assertions that the ownership information in the DJF Letter appears to have been filled out by Chevedden nor does either letter assert that Chevedden was operating "under the supervision" (as an employee, delegate, proxy or otherwise) of Mr. Filiberto or DJF in preparing these "form letters" purporting to show proof of ownership.[2] We respectfully assert that the absence of separation of function between Chevedden and DJF as the party purportedly giving proof of ownership is contrary to any reasonable standard of care and must be rejected as insufficient. Further, neither the Second Proponent Letter nor the letter from Mr. Filiberto assert that DJF is a record holder of the Proponent's shares or attempt to explain the demonstrated inconsistency between the 2008 and 2010 letters from DJF purporting to show the number of shares held by the Proponent and the duration of the ownership of those shares.

Before a shareholder proposal is included in a company's proxy materials, Rule 14a-8(b)(2)(i) requires, and companies are entitled to, a higher standard of documentary evidence than a "fill-in-the-blank yourself" form letter that on its face does not provide unambiguous verification by DJF or the record holder of the Proponent's eligibility to submit the Proposal to the Company. As stated in SLB 14, "the shareholder is responsible for proving his or her eligibility to submit a proposal to the company" and the DJF Letter fails to provide this proof. Mr. Filiberto's statements that he "reviewed" and "confirmed" what appears to be a written statement of Chevedden does nothing to resolve either the Company's concerns about the validity of the DJF Letter or the fact that the Company never received independent proof of the Proponent's share ownership that meets the requirements of Rule 14a-8(b). Based on the foregoing, it is clear that the DJF Letter fails to satisfy Rule 14a-8(b) -- again, it not only fails to be a verification of ownership from a record holder of the Company's shares, it fails to provide even an independent representation of the Proponent's ownership of the Company's shares.

As discussed above and in the Initial Request Letter, the Staff has consistently permitted the exclusion of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1). The Initial Request Letter detailed the significant deficiencies of the DJF Letter. The Proponent Letters' do not demonstrate that DJF is a record holder of the Proponent's shares and do not refute that the DJF Letter was prepared by Chevedden, not DJF. As such, the Proponent Letters do not alter the

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2 In this regard, the Company notes that in *TRW Inc.* (January 24, 2001) the Staff concurred with the company's view that a shareholder proposal purported to be submitted by a shareholder of the company was, in fact, submitted by Chevedden (who was not a shareholder). In that instance, the company noted that Chevedden solicited shareholders via the internet to submit a proposal on his behalf. The Staff agreed with the company's view that Chevedden did not provide sufficient evidence that he was acting solely as a representative for a shareholder. Similarly, the Proponent Letters do not provide sufficient evidence that Chevedden or the Proponent obtained unambiguous verification of the Proponent's eligibility to submit the Proposal.

view expressed in the Initial Request Letter that the DJF Letter is not sufficient proof of ownership of the Company's common stock as of the date the Proposal was submitted and that this deficiency was not remedied within the applicable 14-day period. Therefore, the Proposal may be properly omitted in reliance on Rule 14a-8(f).

C. *The District Court's Decision in Apache Corp. v. Chevedden Supports the Company's View that the DJF Letter is not Satisfactory Evidence of Eligibility for Purposes of Rule 14a-8(b)(2)*

The Second Proponent Letter references the following statement from the District Court's opinion in *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010): "This ruling is narrow. This court does not rule on what Chevedden had to submit to comply with Rule 14a-8(b)(2)." *Apache Corp.* at 725. The Second Proponent Letter, of course, does not provide the sentence that followed: "The only ruling is that what Chevedden did submit within the deadline set under that rule did not meet its requirements."

The Second Proponent Letter goes on to assert the view that the single sentence it references is "another way of saying issuers should not cite to this decision in no-action requests to the SEC." For reasons described fully in Section II.B.3 of the Initial Request Letter, the Company respectfully disagrees with this view.

It is important to reiterate a fundamental point -- Chevedden has never provided any proof of ownership from the record holder of the Company's securities (identified in the DJF Letter as National Financial Services, LLC). The Proponent Letters provide no assertion that such a proof of ownership has been provided. This situation, therefore, is even more egregious than in *Apache*, where the record holder of the subject shares -- Northern Trust -- actually provided proof of ownership, albeit outside of the time frame permitted by Rule 14a-8.

In *Apache*, the District Court found that the letters purporting to be from Chevedden's "introducing broker" were insufficient proof of eligibility for purposes of Rule 14a-8(b)(2), "*particularly when the company has identified grounds for believing that the proof of eligibility is unreliable.*" *Id.* at 741 (emphasis added). As discussed above and more fully in the Initial Request Letter, there is ample evidence that the proof of eligibility submitted by the Proponent raises even more significant questions as to its reliability -- the relationship of Mr. Filiberto and Chevedden, the demonstrated factual inconsistencies between the DJF Letter and the 2008 proof of ownership (an issue not addressed in the Proponent Letter), and the clear evidence of different hands in the completion of the DJF Letter (and the identical pattern of such conduct in other letters from DJF submitted to other companies) -- than those that were encountered in *Apache*. Rule 14a-8(b)(2)(i) requires shareholder proponents to "prove [their] eligibility to the company" and the failure to receive any proof of ownership from the identified record holder of the Company shares, combined with the significant questions raised by the DJF Letter demonstrate that the Proponent has not met this obligation. The Company therefore again submits that *Apache* holds that the Company is not required to accept the Proposal when "there are valid reasons to believe [that the evidence of eligibility submitted by the shareholder] is unreliable." *Apache*, 696 F. Supp. 2d at 740.

III. CONCLUSION

For the reasons set forth above and in the Initial Request Letter, the Company previously maintained and continues to believe that the Proposal may be omitted in reliance on Rule 14a-8. The Company therefore renews its request that the Staff concur with the Company's view that the Proposal and Supporting Statement may be omitted from the 2011 Proxy Materials in reliance on Rule 14a-8(f). If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: John Chevedden

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

Toton, Rebekah

Subject: FW: # 1 Kenneth Steiner's Rule 14a-8 Proposal JPMorgan Chase & Co. (JPM)
Attachments: CCE00004.pdf

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, January 17, 2011 12:12 PM
To: Office of Chief Counsel
Cc: Caracciolo, Irma R.
Subject: # 1 Kenneth Steiner[1]s Rule 14a-8 Proposal JPMorgan Chase & Co. (JPM)

Ladies and Gentlemen:
Please see the attached response to the company request to avoid this routine rule 14a-8 proposal.
Sincerely,
John Chevedden
cc: Kenneth Steiner

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 17, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This responds to the January 11, 2011 company request to avoid this rule 14a-8 proposal.

The company is aware that it is in violation of rule 14a-8 if it wishes to avoid this proposal on a procedural issue. The company failed to properly notify the proponent of the specific procedural issue, first raised now, within the 14-days of the submittal of this proposal. The company October 19, 2010 letter acknowledged the receipt of the rule 14a-8 proposal and broker letter. The only reservation the company expressed was the issue already resolved by *The Hain Celestial Group, Inc.* (October 1, 2008).

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, ***but only after it has notified you of the problem,*** and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you*** in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

According to rule 14a-8 the company must notify "you of the problem … within 14 calendar days." The company failed to notify the proponent party of any handwriting issue regarding the one-page letter within the mandated 14-days.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
Irma Caracciolo <caracciolo_irma@jpmorgan.com>

[JPM: Rule 14a-8 Proposal, October 6, 2010]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

We gave greater than 55%-support to a 2010 shareholder proposal on this same topic. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company.]

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

EXHIBIT B

Toton, Rebekah

Subject: FW: # 2' Kenneth Steiner's Rule 14a-8 Proposal JPMorgan Chase & Co. (JPM)
Attachments: CCE00004.pdf

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, January 20, 2011 12:56 PM
To: Office of Chief Counsel
Cc: Caracciolo, Irma R.
Subject: # 2' Kenneth Steiner[1]s Rule 14a-8 Proposal JPMorgan Chase & Co. (JPM)

Ladies and Gentlemen:
Please see the attached revised response to the company request to avoid this routine rule 14a-8 proposal which only adds the letter of Mark Filiberto.
Sincerely,
John Chevedden
cc: Kenneth Steiner

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 20, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 11, 2011 company request to avoid this rule 14a-8 proposal.

The company is aware that it is in violation of rule 14a-8 if it wishes to avoid this proposal on a procedural issue. The company failed to properly notify the proponent of the specific procedural issue, first raised now, within the 14-days of the submittal of this proposal. The company October 19, 2010 letter acknowledged the receipt of the rule 14a-8 proposal and broker letter. The only reservation the company expressed was the issue already resolved by *The Hain Celestial Group, Inc.* (October 1, 2008).

The company is asking for the equivalent of a proponent submitting a rule 14a-8 proposal 4-months late and expecting its inclusion in the proxy to be upheld.

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, ***but only after it has notified you of the problem,*** and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you*** in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

According to rule 14a-8 the company must notify "you of the problem … within 14 calendar days." The company failed to notify the proponent party of any handwriting issue regarding less than 10-words in the one-page broker letter within the mandated 14-days.

The JPMorgan broker letter was prepared under the supervision of Mark Filiberto who signed the letter. Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for JPMorgan and for other companies. Attached is an additional letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010.

The company refers to the Apache case which stated, "This ruling is narrow. This court does not rule on what Chevedden had to submit to comply with rule 14a-8(b)(2)." That was another way of saying that issuers should not cite this decision in no-action requests to the SEC.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
Irma Caracciolo <caracciolo_irma@jpmorgan.com>

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

January 10, 2010

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,

Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD

records. Apache's records do not identify the beneficial owners of the shares held in the name of Cede & Co. Chevedden argues that Rule 14a-8(b)(2) was satisfied by a letter from RTS, his "introducing broker." *Id.* Apache argues that Rule 14a-8(b)(2) required Chevedden to prove his stock ownership by obtaining a confirming letter from the DTC or by becoming a registered owner of the shares. Apache has moved for a declaratory judgment that it may exclude Chevedden's shareholder proposal from the proxy materials because he failed to do either. (Docket Entry No. 11). Chevedden has responded and asked for a declaratory judgment that his proposal met the Rule 14a-8(b)(2) requirements. (Docket Entry No. 17).[1] Apache has replied. (Docket Entry No. 18).

Based on the motion, response, and reply; the record; and the applicable law, this court grants Apache's motion for declaratory judgment and denies Chevedden's motion. The ruling is narrow. This court does not rule on what Chevedden had to submit to comply with Rule 14a-8(b)(2). The only ruling is that what Chevedden did submit within the deadline set under that rule did not meet its requirements.

The reasons for this ruling are explained below.

I. Background

A. Proof of Securities Ownership

It has been decades since publicly traded companies printed separate certificates for each share, sold them separately to the individual investors, kept track of subsequent sales of the shares, and maintained comprehensive lists identifying the shareholders, the number of the shares they held, and the duration of their ownership. Nor are securities certificates any longer traded directly by brokers on exchanges, with the shares recorded in the brokers' "street name" in a company's

[1]At a hearing held on February 11, Chevedden objected to this court exercising personal jurisdiction over him. (Docket Entry No. 10). Apache filed a brief on that issue. (Docket Entry No. 12). In his brief on the merits, however, Chevedden stated that he is no longer challenging personal jurisdiction. (Docket Entry No. 17).

Toton, Rebekah

Subject: FW: # 2 Kenneth Steiner's Rule 14a-8 Proposal JPMorgan Chase & Co. (JPM)
Attachments: CCE00003.pdf

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, January 20, 2011 12:37 PM
To: Office of Chief Counsel
Cc: Caracciolo, Irma R.
Subject: # 2 Kenneth Steiner¹s Rule 14a-8 Proposal JPMorgan Chase & Co. (JPM)

Ladies and Gentlemen:
Please see the attached response to the company request to avoid this routine rule 14a-8 proposal.
Sincerely,
John Chevedden
cc: Kenneth Steiner

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 20, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 11, 2011 company request to avoid this rule 14a-8 proposal.

The company is aware that it is in violation of rule 14a-8 if it wishes to avoid this proposal on a procedural issue. The company failed to properly notify the proponent of the specific procedural issue, first raised now, within the 14-days of the submittal of this proposal. The company October 19, 2010 letter acknowledged the receipt of the rule 14a-8 proposal and broker letter. The only reservation the company expressed was the issue already resolved by *The Hain Celestial Group, Inc.* (October 1, 2008).

The company is asking for the equivalent of a proponent submitting a rule 14a-8 proposal 4-months late and expecting its inclusion in the proxy to be upheld.

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, ***but only after it has notified you of the problem,*** and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you*** in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

According to rule 14a-8 the company must notify "you of the problem … within 14 calendar days." The company failed to notify the proponent party of any handwriting issue regarding less than 10-words in the one-page broker letter within the mandated 14-days.

The JPMorgan broker letter was prepared under the supervision of Mark Filiberto who signed the letter. Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for JPMorgan and for other companies. Attached is an additional letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010.

The company refers to the Apache case which stated, "This ruling is narrow. This court does not rule on what Chevedden had to submit to comply with rule 14a-8(b)(2)." That was another way of saying that issuers should not cite this decision in no-action requests to the SEC.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
Irma Caracciolo <caracciolo_irma@jpmorgan.com>

records. Apache's records do not identify the beneficial owners of the shares held in the name of Cede & Co. Chevedden argues that Rule 14a-8(b)(2) was satisfied by a letter from RTS, his "introducing broker." *Id.* Apache argues that Rule 14a-8(b)(2) required Chevedden to prove his stock ownership by obtaining a confirming letter from the DTC or by becoming a registered owner of the shares. Apache has moved for a declaratory judgment that it may exclude Chevedden's shareholder proposal from the proxy materials because he failed to do either. (Docket Entry No. 11). Chevedden has responded and asked for a declaratory judgment that his proposal met the Rule 14a-8(b)(2) requirements. (Docket Entry No. 17).[1] Apache has replied. (Docket Entry No. 18).

Based on the motion, response, and reply; the record; and the applicable law, this court grants Apache's motion for declaratory judgment and denies Chevedden's motion. The ruling is narrow. This court does not rule on what Chevedden had to submit to comply with Rule 14a-8(b)(2). The only ruling is that what Chevedden did submit within the deadline set under that rule did not meet its requirements.

The reasons for this ruling are explained below.

I. Background

A. Proof of Securities Ownership

It has been decades since publicly traded companies printed separate certificates for each share, sold them separately to the individual investors, kept track of subsequent sales of the shares, and maintained comprehensive lists identifying the shareholders, the number of the shares they held, and the duration of their ownership. Nor are securities certificates any longer traded directly by brokers on exchanges, with the shares recorded in the brokers' "street name" in a company's

[1]At a hearing held on February 11, Chevedden objected to this court exercising personal jurisdiction over him. (Docket Entry No. 10). Apache filed a brief on that issue. (Docket Entry No. 12). In his brief on the merits, however, Chevedden stated that he is no longer challenging personal jurisdiction. (Docket Entry No. 17).

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 20, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 11, 2011 company request to avoid this rule 14a-8 proposal.

The company is aware that it is in violation of rule 14a-8 if it wishes to avoid this proposal on a procedural issue. The company failed to properly notify the proponent of the specific procedural issue, first raised now, within the 14-days of the submittal of this proposal. The company October 19, 2010 letter acknowledged the receipt of the rule 14a-8 proposal and broker letter. The only reservation the company expressed was the issue already resolved by *The Hain Celestial Group, Inc.* (October 1, 2008).

The company is asking for the equivalent of a proponent submitting a rule 14a-8 proposal 4-months late and expecting its inclusion in the proxy to be upheld.

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, ***but only after it has notified you of the problem,*** and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you*** in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

According to rule 14a-8 the company must notify "you of the problem … within 14 calendar days." The company failed to notify the proponent party of any handwriting issue regarding less than 10-words in the one-page broker letter within the mandated 14-days.

The JPMorgan broker letter was prepared under the supervision of Mark Filiberto who signed the letter. Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for JPMorgan and for other companies. Attached is an additional letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010.

The company refers to the Apache case which stated, "This ruling is narrow. This court does not rule on what Chevedden had to submit to comply with rule 14a-8(b)(2)." That was another way of saying that issuers should not cite this decision in no-action requests to the SEC.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
Irma Caracciolo <caracciolo_irma@jpmorgan.com>

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

January 10, 2010

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,

Mark Filiberto

Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD

records. Apache's records do not identify the beneficial owners of the shares held in the name of Cede & Co. Chevedden argues that Rule 14a-8(b)(2) was satisfied by a letter from RTS, his "introducing broker." *Id.* Apache argues that Rule 14a-8(b)(2) required Chevedden to prove his stock ownership by obtaining a confirming letter from the DTC or by becoming a registered owner of the shares. Apache has moved for a declaratory judgment that it may exclude Chevedden's shareholder proposal from the proxy materials because he failed to do either. (Docket Entry No. 11). Chevedden has responded and asked for a declaratory judgment that his proposal met the Rule 14a-8(b)(2) requirements. (Docket Entry No. 17).[1] Apache has replied. (Docket Entry No. 18).

Based on the motion, response, and reply; the record; and the applicable law, this court grants Apache's motion for declaratory judgment and denies Chevedden's motion. The ruling is narrow. This court does not rule on what Chevedden had to submit to comply with Rule 14a-8(b)(2). The only ruling is that what Chevedden did submit within the deadline set under that rule did not meet its requirements.

The reasons for this ruling are explained below.

I. Background

A. Proof of Securities Ownership

It has been decades since publicly traded companies printed separate certificates for each share, sold them separately to the individual investors, kept track of subsequent sales of the shares, and maintained comprehensive lists identifying the shareholders, the number of the shares they held, and the duration of their ownership. Nor are securities certificates any longer traded directly by brokers on exchanges, with the shares recorded in the brokers' "street name" in a company's

[1] At a hearing held on February 11, Chevedden objected to this court exercising personal jurisdiction over him. (Docket Entry No. 10). Apache filed a brief on that issue. (Docket Entry No. 12). In his brief on the merits, however, Chevedden stated that he is no longer challenging personal jurisdiction. (Docket Entry No. 17).

O

O'MELVENY & MYERS LLP

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1934 Act/Rule 14a-8

January 11, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Kenneth Steiner
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Kenneth Steiner (the ***"Proponent"***) from the Company's proxy materials for its 2011 Annual Meeting of Shareholders (the "***2011 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent's representative, John Chevedden (***"Chevedden"***).

I. SUMMARY OF THE PROPOSAL AND PROCEDURAL HISTORY

On October 6, 2010, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2011 Proxy Materials. The Proposal relates to shareholder action by written consent. The timeline of correspondence between the Company and Chevedden is as follows:

October 6, 2010	On behalf of the Proponent, Chevedden submits the Proposal and a cover letter identifying Chevedden as the Proponent's representative via facsimile. *See* Exhibit A attached hereto.
October 18, 2010	Chevedden submits a copy of a form letter on the letterhead of DJF Discount Brokers (***"DJF"***) purporting to provide proof of the Proponent's beneficial ownership of the Company's common stock as of October 12, 2010 (the ***"DJF Letter"***) via facsimile. *See* Exhibit B attached hereto.
October 19, 2010	The Company notifies the Proponent via facsimile and Federal Express of the requirements of Rule 14a-8(b), its view that the DJF Letter failed to meet the requirements of the rule, and the requirement that this proof of eligibility deficiency be cured within 14 days of receipt of the Company's notice. *See* Exhibit C attached hereto.
October 20, 2010	Chevedden responds to the Notice via email, expressing his view that the proof of eligibility requested in the Notice "would seem to be an elective request." *See* Exhibit D attached hereto.
November 2, 2010	The 14-day deadline for responding to the Notice passes without the Proponent or Chevedden submitting any additional correspondence to adequately provide proof of ownership to the Company.

II. EXCLUSION OF THE PROPOSAL

A. Basis for Excluding the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2011 Proxy Materials in reliance on Rule 14a-8(f) as the Proponent did not provide sufficient proof of ownership of the Company's common stock as of the date the Proposal was submitted as required by Rule 14a-8(b).

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(f) as the Proponent Has Not Sufficiently Demonstrated His Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b) and Did Not Provide Sufficient Proof of Ownership Upon Request After Receiving Proper Notice Under Rule 14a-8(f)(1)

Rule 14a-8(b) requires a shareholder to demonstrate his or her eligibility to submit a proposal for inclusion in a company's proxy materials as of the date the shareholder submits the proposal. Rule 14a-8(f) requires any company that intends to seek exclusion of a proposal on the basis that the shareholder failed to comply with Rule 14a-8(b) to notify the shareholder of the procedural deficiency within 14 days of receipt of the proposal. If the shareholder fails to remedy the deficiency within 14 days of receipt of the notice from the company, the company may omit the proposal in reliance on Rule 14a-8(f).

Upon determining that the proof of ownership submitted by the Proponent with his Proposal did not satisfy the requirements of Rule 14a-8(b), as discussed below, the Company provided notice to Chevedden within 14 days of the Company's receipt of the Proposal. The Company's notice included:

- A description of the eligibility requirements of Rule 14a-8(b);

- A statement explaining the deficiency in the proof of ownership letter submitted with the Proposal -- *i.e.*, "letter provided by DJF Discount Brokers regarding Mr. Steiner's holdings is not considered sufficient, as DJF Discount Brokers is not a 'record' holder of such securities";

- An explanation of what the Proponent should do to comply with the rule -- *i.e.*, "[t]o remedy this defect, you must submit sufficient proof of Mr. Steiner's ownership of JPMorgan shares" through the submission of a written statement from the record holder or by the submission of a copy of a Schedule 13D/13G or Form 3/4/5 filed with the Commission. The notice from the Company also noted that "the letter provided by DJF Discount Brokers states that National Financial Services LLC holds the securities beneficially owned by Mr. Steiner; to the extent that National Financial Services LLC is the 'record' holder of the securities that DJF Discount Brokers indicates are beneficially owned by Mr. Steiner, a letter from National Financial Services LLC confirming such holdings would be sufficient to demonstrate Mr. Steiner's holdings for purposes of Rule 14a-8";

- A statement calling the Proponent's attention to the 14-day deadline for responding to the Company's notice -- *i.e.*, "rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter in order for the Proposal to be included in the proxy materials for the 2011 Annual Meeting"; and

- A copy of Rule 14a-8.

When a company has provided sufficient notice to a shareholder of procedural or eligibility deficiencies under Rule 14a-8(f)(1), the Staff has consistently permitted companies to omit shareholder proposals pursuant to paragraphs (b) and (f) of Rule 14a-8 when the proponent fails to provide satisfactory evidence of eligibility to submit a proposal. *See, e.g., D.R. Horton, Inc.* (September 30, 2010) (concurring in the exclusion of a proposal in reliance on Rule 14a-8(b) and Rule 14a-8(f)(1) and noting that the proponent "appears to have failed to supply, within 14 days of receipt of D.R. Horton's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b)"); *Hewlett-Packard Company* (July 28, 2010) (same); *Yahoo! Inc.* (April 2, 2010) (same); *Union Pacific Corp.* (January 29, 2010) (same); *Time Warner Inc.* (February 19, 2009) (same); *Alcoa Inc.* (February 18, 2009) (same.

1. The DJF Letter is not sufficient documentary support of the Proponent's holdings

Staff Legal Bulletin 14 (July 13, 2001) (***"SLB 14"***) places the burden of proving eligibility to submit a proposal on the shareholder proponent, specifically stating "the shareholder is responsible for proving his or her eligibility to submit a proposal to a company." For purposes of Rule 14a-8(b), such eligibility can be established by the company, if the proponent is a shareholder of record, or by the proponent if he or she provided sufficient proof of ownership in the form of:

- an *affirmative written statement* from the "record" holder of the proponent's shares (usually a broker or a bank) *specifically verifying* that, as of the date the proposal was submitted, the proponent continuously held the requisite number of company shares for at least one year; or
- if the proponent has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of company shares as of or before the date on which the one-year eligibility period begins, a copy of such schedule and/or form and any subsequent amendments reporting a change in the ownership level, and a written statement that he continuously held the required number of shares for the one-year period.

In the present case, the Proponent does not have a Schedule 13D or 13G or a Form 3, 4, or 5 with respect to the Company on file with the Commission and the DJF Letter fails to provide sufficient documentary support from the record holder of the Company's securities. Particularly, the DJF Letter does not constitute an affirmative written statement from the record holder of the Company's securities that specifically verifies that the Proponent owned shares of the Company. First, DJF is not a record holder of the Company's securities and there is no proof of ownership from any entity that appears as a record holder of the Company's shares or is a DTC participant. Second, even if DJF were an entity that could provide sufficient proof of ownership under Rule 14a-8(b), a careful review of the DJF Letter shows that information related to the Proponent's ownership of the Company's securities (the number of shares beneficially owned, the name of the company, and the date since which the securities have been held) was not provided by DJF. Rather, it appears that the ownership-specific information in the DJF Letter was likely inserted by Chevedden instead of a DJF employee. This conclusion is supported by the following:

- the ownership-specific information in the DJF Letter obviously is written in a different hand than that used to provide the information related to the Proponent's account with DJF (the Proponent's name and account numbers, as well as the date of the DJF Letter);
- the hand that wrote the information relating to the Proponent's share ownership appears to be the same hand that filled in the fax information on the Post-it note appearing at the bottom of the DJF Letter; and

- the Post-it note itself states that it was faxed from Chevedden and the fax number in the upper left-hand corner of the DJF Letter is Chevedden's fax number.

Put simply, the DJF Letter is not a proof of ownership provided by a record holder or broker-dealer; rather, it appears to be a blank form letter on DJF letterhead into which Chevedden "filled in the blanks" with regard to the share ownership information.

A review of recent shareholder proposals submitted to other companies by the Proponent demonstrates a pattern of using documentary evidence that is of similarly highly questionable validity.[1] Exhibit E contains letters purportedly from DJF provided to Alcoa, Inc., American Express Company, Fortune Brands, Inc., Motorola, Inc., and Verizon Communications Inc. As with the DJF Letter, each of the letters in Exhibit E is dated October 12, 2010 (with such date very clearly being written in an identical manner in each letter) and exhibits similar printing artifacts (for example, compare the sequence of dots appearing above the signature in each letter). Further, the handwriting of each letter shows one hand completed the name "Kenneth Steiner" and dated the DJF Letter, while a different hand completed the name of the company, the number of shares beneficially owned, and the date since which the shares have been held. The Post-it note that appears at the bottom of all of the letters, identified as being from Chevedden, appears to be written by the same hand used to complete the name of the company and the date since which the shares have been held. The Company encourages the Staff to carefully compare the handwritings and note, specifically, the following anomalies:

- the "0" in the date of the Post-it note and the "0" in the number of shares beneficially held in each letter from DJF;

- the "2" in the telephone numbers in the Post-it note and the "2" in the number of shares beneficially owned and the date since which the shares have been held in the letters from DJF to Fortune Brands and Motorola, and the date since which the shares have been held in the DJF Letter;

- the "5" in the date of the Post-it note and the "5" in the number of shares beneficially owned in the letters from DJF to Alco and Motorola, and the date since which the shares have been held in the letter from DJF to American Express and Motorola;

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1 In contrast, letters from DJF furnished as proof of ownership in connection with Rule 14a-8 shareholder proposals submitted during the 2010 proxy season do not exhibit the same evidence of completion by different hands. *See CVS Caremark Corporation* (January 5, 2010); *Honeywell International Inc.* (January 19, 2010); *Textron Inc.* (January 21, 2010); *Merck & Co., Inc.* (January 29, 2010); *Time Warner Inc.* (January 29, 2010); *NYSE Euronext* (February 16, 2010); *Merck & Co., Inc.* (February 19, 2010); *Liz Claiborne, Inc.* (February 25, 2010); *Intel Corp.* (March 8, 2010); *International Paper Company* (March 11, 2010); *King Pharmaceuticals, Inc.* (March 17, 2010); *Staples, Inc.* (April 2, 2010); *Symantec Corporation* (June 3, 2010); *Del Monte Foods Company* (June 3, 2010); *News Corporation* (July 27, 2010); *The Hain Celestial Group, Inc.* (September 16, 2010).

- the "8" in the telephone numbers in the Post-it note and the "8" in the number of shares beneficially owned and the date since which the shares have been held in the letter from DJF to Alcoa and Verizon; and

- the lower case "e" and "n" in the name "John Chevedden" with the lower case "e" and "n" in the company names in the DJF Letter and the letters to American Express, Fortune Brands, Motorola, and Verizon.

Further, the Company notes that Mark Filiberto, the signatory of the DJF Letter, and Chevedden have a long-standing, co-operative relationship, as evidenced by Mr. Filiberto's submission of multiple shareholder proposals to various companies with Chevedden serving as his proxy. *See, e.g., American International Group, Inc.* (March 16, 2009); *The Home Depot, Inc.* (March 13, 2009); *The Dow Chemical Company* (March 6, 2009); *Pfizer Inc.* (February 19, 2009); *Time Warner Inc.* (February 19, 2009); *Alcoa, Inc.* (February 19, 2009); *Applied Materials, Inc.* (December 19, 2008); *Alcoa, Inc.* (February 25, 2008). Further, the web site "Corporate Governance News" has described Mr. Filiberto as one of Mr. Chevedden's "associates" in seeking action through shareholder proposals.[2] Finally, the date on each identical letter provides further evidence of coordination between Chevedden and Mr. Filiberto -- as described in an article on www.businesswire.com, DJF Discount Brokers sold all of its retail accounts on October 13, 2010, the day after the date on each purported proof of ownership.[3] Accordingly, as of October 13, 2010, Mr. Filiberto would no longer have been in a position to provide such proof of ownership.

The failure of the purported proof of ownership in the DJF Letter is also shown by a comparison of that letter to a proof of ownership provided to the Company by Mr. Filiberto and Chevedden on behalf of the Proponent in 2008 (attached hereto as Exhibit F). For example, the date of ownership of the shares is fundamentally inconsistent -- in the 2008 letter, the Proponent is purported to have owned 1050 shares since "1/21/98" while the DJF Letter purports to prove that the Proponent has owned the exact same number of shares since "5/23/96." The random selection of dates of ownership in each letter and the highly unlikely possibility that the Proponent happened to own the exact number of shares for approximately 19 additional months (as purported in the DJF Letter) since the time of the 2008 letter provide additional evidence of the unreliability of the purported proof of ownership in the DJF Letter for purposes of Rule 14a-8(b).

Based on the foregoing, the Company believes that the DJF Letter not only fails to provide proof of ownership from the record holder of the Proponent's shares, but the DJF Letter also fails to provide any independent verification of the Proponent's ownership of Company shares. Indeed, for the reasons discussed above, the Company surmises that Chevedden was provided with a single executed form letter from DJF, with the company name and share information left blank, and that Chevedden simply photocopied this letter filled in the share ownership information and submitted the letter to the Company (and, as described above, to numerous other companies). There is,

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[2] http://corpgov.net/news/archives2008/may.html.

[3] http://www.businesswire.com/news/home/20101013005475/en/Muriel-Siebert-Acquires-Retail-Accounts-DJF-Discount.

therefore, no evidence that DJF was actually involved in the preparation of the DJF Letter beyond providing the initial executed "form" letter in blank to the Proponent's proxy.

The apparent use of two different hands to complete the DJF Letter (and all of the letters received from DJF contained in Exhibit E) raises serious questions about whether the DJF Letter is actually an affirmative verification by DJF of the Proponent's ownership of the Company's securities as required by Rule 14a-8(b)(2). More specifically, it raises the serious question as to whether it represents anything more than Chevedden, without involvement from DJF, completing information on an executed form letter. The proof of ownership requirement when the proponent is not the record holder could not be clearer: under Rule 14a-8(b)(2)(i), the proponent must "submit to the company a written statement from the 'record' holder of [the proponent's] securities . . . verifying" ownership. The lack of substantive involvement by DJF means that the DJF Letter falls short of this requirement and cannot be considered the affirmative written statement specifically verifying the Proponent's ownership of securities that is required under SLB 14. Put simply, the DJF Letter provides significant evidence that it proves nothing regarding the Proponent's ownership of Company shares but is merely a statement of the Proponent's proxy, Chevedden, as to the ownership of Company shares. In no manner does the DJF Letter provide any of the "proof" of ownership that is necessary to satisfy Rule 14a-8(b) and demonstrate eligibility to submit a proposal to the Company.

Because the Proponent is not a record holder of shares of the Company, the Company has no way of verifying that the Proponent is entitled to submit a proposal pursuant to Rule 14a-8. The presence of two different hands in the completion of the DJF Letter, the form nature of the letter, the documented co-operative relationship between Mr. Filiberto and Chevedden, and the unexplained variations between the DJF Letter and the 2008 proof of ownership provided by Mr. Filiberto give the Company no assurance that the DJF Letter accurately verifies, based on DJF's books and records, the Proponent's continuous ownership of securities of the Company for at least one year, as required by Rule 14a-8(b)(1) -- in fact, it gives no assurance that the Proponent owns any Company securities. The DJF Letter, as fully completed, may or may not have been reviewed and approved by DJF prior to its submission to the Company, but the peculiar patterns and inconsistencies identified above make it impossible for the Company to determine that such review and approval was undertaken. Before a shareholder proposal is included in a company's proxy materials, Rule 14a-8(b)(2)(i) requires, and companies are entitled to, a higher standard of documentary evidence than a "fill-in-the-blank yourself" form letter that on its face does not provide unambiguous verification by DJF or the record holder. As stated in SLB 14, "the shareholder is responsible for proving his or her eligibility to submit a proposal to the company" and the DJF Letter fails to provide this proof. Based on the foregoing, it is clear that the DJF Letter fails to satisfy Rule 14a-8(b) -- again, it not only fails to be a verification of ownership from a record holder of the Company's shares, it fails to provide even an independent representation of the Proponent's ownership of the Company's shares.

As discussed above, the Staff has consistently permitted the exclusion of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1). Given the significant deficiencies of the DJF Letter and the resulting lack of sufficient proof of ownership of the Company's common stock as of the date the Proposal was submitted, the Proposal may be properly omitted in reliance on Rule 14a-8(f).

2. *The exclusion of the Proposal is consistent with Staff precedent*

The Company's position that the Proposal may be omitted in reliance on Rule 14a-8(f) is consistent with the Staff's decision to accept a written statement from an introducing broker-dealer, such as DJF, as a statement from the record holder of the securities for purposes of Rule 14a-8(b)(2)(i). *See The Hain Celestial Group, Inc.* (October 1, 2008). In *Hain Celestial*, the Staff noted the significance of the relationship between an introducing broker-dealer and its customers: because "of its relationship with the clearing and carrying broker-dealer through which it effects transactions and establishes accounts for its customers, the introducing broker-dealer *is able to verify its customers' beneficial ownership*." (Emphasis added). However, the presence of two different handwritings in the completion of the DJF Letter and the "form" nature of the DJF Letter,[4] including the fact that the same executed form was used in connection with shareholder proposals submitted to at least four other companies, significantly and facially calls into question whether such verification by DJF actually occurred in connection with the preparation and submission of the DJF Letter. At best, it is unclear whether the DJF Letter reflects an independent verification of the Proponent's beneficial ownership. The demonstrated relationship between Mr. Filiberto, the inconsistencies between the DJF Letter and the 2008 proof of ownership, and the evidence of the "fill-in-the-blank" nature of Chevedden's completion of the share ownership information demonstrates that the purported proof of ownership in the DJF Letter is unreliable and clearly distinguishable from the rationale underlying *Hain Celestial* and is insufficient for purposes of Rule 14a-8(b).

3. *The proper exclusion of the Proposal is dictated by a final decision of a federal district court*

Apache Corp. v. Chevedden, 696 F. Supp. 2d 723 (S.D. Tex. 2010) supports the Company's position that the DJF Letter is not satisfactory evidence of eligibility for purposes of Rule 14a-8(b)(2). In *Apache*, Chevedden initially provided Apache with a broker letter from Ram Trust Services (***"RTS"***) purporting to confirm his ownership of shares of Apache. *Id.* at 730-31. Apache informed Chevedden that the letter from RTS was insufficient to confirm his current ownership of shares or the length of time that he had held the shares, noting that the letter from RTS did not identify the record holder of the shares of Apache purported to be owned by Chevedden or include the necessary verification required by Rule 14a-8(b)(2). *Id.* at 731. In response, Chevedden provided a letter from RTS as "introducing broker for the account of John Chevedden" that, like the earlier letter from RTS, purported to confirm Mr. Chevedden's ownership. *Id.* at 731-32. The Court found there to be "inconsistency between the publicly available information about RTS and the statement in the letter [from RTS] that RTS is a 'broker' [and this inconsistency] underscore[d] the inadequacy of the RTS letter, standing alone, to show Chevedden's eligibility under rule 14a-8(b)(2)." *Id.* at 740.

---

4 The letter from DJF in *Hain Celestial* does not exhibit the same evidence of completion by different hands and "form" letter attributes found in the DJF Letter.

In *Apache*, Mr. Chevedden argued that the parenthetical statement in Rule 14a-8(b)(2) that the "'record holder' [of securities] is usually a bank or broker" meant that the letters from RTS, when combined with RTS's description of itself as an introducing broker, were sufficient proof of ownership. *Id.* at 734, 740. The Court explicitly rejected this interpretation of Rule 14a-8(b)(2), which "would require companies to accept *any* letter purporting to come from an introducing broker, that names a [Depositary Trust Company (*"DTC"*)] participating member with a position in the company, regardless of whether the broker was registered or the letter raised questions" as to proof of ownership. *Id.* at 740 (emphasis in original). The Court explicitly found that such an interpretation "*would not require the shareholder to show anything*" and would only require the shareholder "*to obtain a letter from a self-described 'introducing broker.'*" *Id.* (emphasis added). The Court found that the letters "from RTS -- an unregistered entity that is not a DTC participant -- were" insufficient proof of eligibility for purposes of Rule 14a-8(b)(2), "*particularly when the company has identified grounds for believing that the proof of eligibility is unreliable.*" *Id.* at 741 (emphasis added).

Here, as in *Apache*, the proof of eligibility submitted by the Proponent raises significant questions as to its reliability. The relationship of Mr. Filiberto and Chevedden, the demonstrated factual inconsistencies between the DJF Letter and the 2008 proof of ownership, and the clear evidence of different hands in the completion of the DJF Letter (and the identical pattern of such conduct in other letters from DJF submitted to other companies) provides the Company with even more questions as to the reliability of the proof of eligibility than were encountered in *Apache*. Also, as in *Apache*, DJF is not a participant in DTC.[5] *Id.* at 740. Rule 14a-8(b)(2)(i) requires shareholder proponents to "prove [their] eligibility to the company" and the questions raised by the DJF Letter mean that the Proponent has not done so. The Company therefore submits that *Apache* holds that the Company is not required to accept the Proposal when "there are valid reasons to believe [that the evidence of eligibility submitted by the shareholder] is unreliable." *Apache*, 696 F. Supp. 2d at 740.

C. Conclusion

Chevedden submitted the Proposal to the Company on October 6, 2010 via facsimile. On October 18, 2010, he submitted the DJF Letter to the Company, which purported to confirm that the Proponent had continuously held 1050 shares of the Company's stock in his account since May 23, 1996. Within 14 days of receipt of the Proposal, the Company properly gave notice to the Proponent that his submission did not satisfy the stock ownership requirements of Rule 14a-8(b). In response to the Company's notice, Chevedden stated his view that the request for sufficient proof of ownership "seem[ed] to be an elective request." Neither Chevedden nor the Proponent has provided the Company with any additional correspondence to demonstrate that the Proponent continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2011 Annual Meeting of Shareholders for at least one year by the date on which he submitted the Proposal.

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5 *See* Depositary Trust & Clearing Corp., DTC Participant Accounts in Alphabetical Sequence, *available at* http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on paragraphs (b) and (f) of Rule 14a-8.

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2011 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Mr. John Chevedden

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

RECEIVED BY THE

OCT 06 2010

OFFICE OF THE SECRETARY

Mr. James Dimon
Chairman of the Board
JPMorgan Chase & Co. (JPM)
270 Park Ave
New York NY 10017
Phone: 212 270-6000

Dear Mr. Dimon,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Steiner

9/20/10
Date

cc: Anthony J. Horan
Corporate Secretary
Irma Caracciolo <caracciolo_irma@jpmorgan.com>
FX: 212-270-4240
FX: 646-534-2396

[JPM: Rule 14a-8 Proposal, October 6, 2010]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

We gave greater than 55%-support to a 2010 shareholder proposal on this same topic. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company.]

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The 2010 annual meeting proxy was misleading or confusing due to information arranged in reverse order. In two instances the agent was given priority ahead of the rule 14a-8 proponent.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

EXHIBIT B

DJF

DISCOUNT BROKERS

Date: 18 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1050 shares of JP Morgan Chase & Co. (JPM); having held at least two thousand dollars worth of the above mentioned security since the following date: 5/23/96, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-18-10 # of pages ▶
To Anthony Horan	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 212-270-4240	Fax #
646-534-2396	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

EXHIBIT C

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

October 19, 2010

<u>VIA OVERNIGHT DELIVERY</u>
Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of JPMorgan Chase & Co. (JPMC), which received on October 6, 2010, from Kenneth Steiner the shareholder proposal titled "Shareholder Action by Written Consent" for consideration at JPMC's 2011 Annual Meeting of Shareholders (Proposal). Mr. Steiner has appointed you as his proxy to act on his behalf in this and all matters related to this proposal and its submission at our annual meeting.

Mr. Steiner's Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission (SEC) regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that Mr. Steiner is the record owner of sufficient shares to satisfy this requirement. The letter provided by DJF Discount Brokers regarding Mr. Steiner's holdings is not sufficient, as DJF Discount Brokers is not a "record" holder of such securities.

To remedy this defect, you must submit sufficient proof of Mr. Steiner's ownership of JPMorgan shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, he continuously held the requisite number of JPMC shares for at least one year; or

- if he has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that he continuously held the required number of shares for the one-year period.

In this regard, we note that the letter provided by DJF Discount Brokers states that National Financial Services LLC holds the securities beneficially owned by Mr. Steiner; to the extent that National Financial Services LLC is the "record" holder of the securities that DJF Discount Brokers indicates are beneficially owned by Mr. Steiner, a letter from National Financial Services LLC confirming such holdings would be sufficient to demonstrate Mr. Steiner's holdings for purposes of Rule 14a-8.

The rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter in order for the Proposal to be included in the proxy materials for the 2011 Annual Meeting. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240. For your reference, please find enclosed a copy of SEC Rule 14a-8.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

cc: Kenneth Steiner

Enclosure: Rule 14a-8 of the Securities Exchange Act of 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

O'MELVENY & MYERS LLP

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1934 Act/Rule 14a-8

January 11, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Kenneth Steiner
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Kenneth Steiner (the ***"Proponent"***) from the Company's proxy materials for its 2011 Annual Meeting of Shareholders (the "***2011 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent's representative, John Chevedden (***"Chevedden"***).

I. SUMMARY OF THE PROPOSAL AND PROCEDURAL HISTORY

On October 6, 2010, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2011 Proxy Materials. The Proposal relates to shareholder action by written consent. The timeline of correspondence between the Company and Chevedden is as follows:

October 6, 2010	On behalf of the Proponent, Chevedden submits the Proposal and a cover letter identifying Chevedden as the Proponent's representative via facsimile. *See* Exhibit A attached hereto.
October 18, 2010	Chevedden submits a copy of a form letter on the letterhead of DJF Discount Brokers (***"DJF"***) purporting to provide proof of the Proponent's beneficial ownership of the Company's common stock as of October 12, 2010 (the ***"DJF Letter"***) via facsimile. *See* Exhibit B attached hereto.
October 19, 2010	The Company notifies the Proponent via facsimile and Federal Express of the requirements of Rule 14a-8(b), its view that the DJF Letter failed to meet the requirements of the rule, and the requirement that this proof of eligibility deficiency be cured within 14 days of receipt of the Company's notice. *See* Exhibit C attached hereto.
October 20, 2010	Chevedden responds to the Notice via email, expressing his view that the proof of eligibility requested in the Notice "would seem to be an elective request." *See* Exhibit D attached hereto.
November 2, 2010	The 14-day deadline for responding to the Notice passes without the Proponent or Chevedden submitting any additional correspondence to adequately provide proof of ownership to the Company.

II. EXCLUSION OF THE PROPOSAL

A. Basis for Excluding the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2011 Proxy Materials in reliance on Rule 14a-8(f) as the Proponent did not provide sufficient proof of ownership of the Company's common stock as of the date the Proposal was submitted as required by Rule 14a-8(b).

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(f) as the Proponent Has Not Sufficiently Demonstrated His Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b) and Did Not Provide Sufficient Proof of Ownership Upon Request After Receiving Proper Notice Under Rule 14a-8(f)(1)

Rule 14a-8(b) requires a shareholder to demonstrate his or her eligibility to submit a proposal for inclusion in a company's proxy materials as of the date the shareholder submits the proposal. Rule 14a-8(f) requires any company that intends to seek exclusion of a proposal on the basis that the shareholder failed to comply with Rule 14a-8(b) to notify the shareholder of the procedural deficiency within 14 days of receipt of the proposal. If the shareholder fails to remedy the deficiency within 14 days of receipt of the notice from the company, the company may omit the proposal in reliance on Rule 14a-8(f).

Upon determining that the proof of ownership submitted by the Proponent with his Proposal did not satisfy the requirements of Rule 14a-8(b), as discussed below, the Company provided notice to Chevedden within 14 days of the Company's receipt of the Proposal. The Company's notice included:

- A description of the eligibility requirements of Rule 14a-8(b);

- A statement explaining the deficiency in the proof of ownership letter submitted with the Proposal -- *i.e.*, "letter provided by DJF Discount Brokers regarding Mr. Steiner's holdings is not considered sufficient, as DJF Discount Brokers is not a 'record' holder of such securities";

- An explanation of what the Proponent should do to comply with the rule -- *i.e.*, "[t]o remedy this defect, you must submit sufficient proof of Mr. Steiner's ownership of JPMorgan shares" through the submission of a written statement from the record holder or by the submission of a copy of a Schedule 13D/13G or Form 3/4/5 filed with the Commission. The notice from the Company also noted that "the letter provided by DJF Discount Brokers states that National Financial Services LLC holds the securities beneficially owned by Mr. Steiner; to the extent that National Financial Services LLC is the 'record' holder of the securities that DJF Discount Brokers indicates are beneficially owned by Mr. Steiner, a letter from National Financial Services LLC confirming such holdings would be sufficient to demonstrate Mr. Steiner's holdings for purposes of Rule 14a-8";

- A statement calling the Proponent's attention to the 14-day deadline for responding to the Company's notice -- *i.e.*, "rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter in order for the Proposal to be included in the proxy materials for the 2011 Annual Meeting"; and

- A copy of Rule 14a-8.

When a company has provided sufficient notice to a shareholder of procedural or eligibility deficiencies under Rule 14a-8(f)(1), the Staff has consistently permitted companies to omit shareholder proposals pursuant to paragraphs (b) and (f) of Rule 14a-8 when the proponent fails to provide satisfactory evidence of eligibility to submit a proposal. *See, e.g., D.R. Horton, Inc.* (September 30, 2010) (concurring in the exclusion of a proposal in reliance on Rule 14a-8(b) and Rule 14a-8(f)(1) and noting that the proponent "appears to have failed to supply, within 14 days of receipt of D.R. Horton's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b)"); *Hewlett-Packard Company* (July 28, 2010) (same); *Yahoo! Inc.* (April 2, 2010) (same); *Union Pacific Corp.* (January 29, 2010) (same); *Time Warner Inc.* (February 19, 2009) (same); *Alcoa Inc.* (February 18, 2009) (same.

1. The DJF Letter is not sufficient documentary support of the Proponent's holdings

Staff Legal Bulletin 14 (July 13, 2001) (***"SLB 14"***) places the burden of proving eligibility to submit a proposal on the shareholder proponent, specifically stating "the shareholder is responsible for proving his or her eligibility to submit a proposal to a company." For purposes of Rule 14a-8(b), such eligibility can be established by the company, if the proponent is a shareholder of record, or by the proponent if he or she provided sufficient proof of ownership in the form of:

- an *affirmative written statement* from the "record" holder of the proponent's shares (usually a broker or a bank) *specifically verifying* that, as of the date the proposal was submitted, the proponent continuously held the requisite number of company shares for at least one year; or
- if the proponent has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of company shares as of or before the date on which the one-year eligibility period begins, a copy of such schedule and/or form and any subsequent amendments reporting a change in the ownership level, and a written statement that he continuously held the required number of shares for the one-year period.

In the present case, the Proponent does not have a Schedule 13D or 13G or a Form 3, 4, or 5 with respect to the Company on file with the Commission and the DJF Letter fails to provide sufficient documentary support from the record holder of the Company's securities. Particularly, the DJF Letter does not constitute an affirmative written statement from the record holder of the Company's securities that specifically verifies that the Proponent owned shares of the Company. First, DJF is not a record holder of the Company's securities and there is no proof of ownership from any entity that appears as a record holder of the Company's shares or is a DTC participant. Second, even if DJF were an entity that could provide sufficient proof of ownership under Rule 14a-8(b), a careful review of the DJF Letter shows that information related to the Proponent's ownership of the Company's securities (the number of shares beneficially owned, the name of the company, and the date since which the securities have been held) was not provided by DJF. Rather, it appears that the ownership-specific information in the DJF Letter was likely inserted by Chevedden instead of a DJF employee. This conclusion is supported by the following:

- the ownership-specific information in the DJF Letter obviously is written in a different hand than that used to provide the information related to the Proponent's account with DJF (the Proponent's name and account numbers, as well as the date of the DJF Letter);
- the hand that wrote the information relating to the Proponent's share ownership appears to be the same hand that filled in the fax information on the Post-it note appearing at the bottom of the DJF Letter; and

- the Post-it note itself states that it was faxed from Chevedden and the fax number in the upper left-hand corner of the DJF Letter is Chevedden's fax number.

Put simply, the DJF Letter is not a proof of ownership provided by a record holder or broker-dealer; rather, it appears to be a blank form letter on DJF letterhead into which Chevedden "filled in the blanks" with regard to the share ownership information.

A review of recent shareholder proposals submitted to other companies by the Proponent demonstrates a pattern of using documentary evidence that is of similarly highly questionable validity.[1] Exhibit E contains letters purportedly from DJF provided to Alcoa, Inc., American Express Company, Fortune Brands, Inc., Motorola, Inc., and Verizon Communications Inc. As with the DJF Letter, each of the letters in Exhibit E is dated October 12, 2010 (with such date very clearly being written in an identical manner in each letter) and exhibits similar printing artifacts (for example, compare the sequence of dots appearing above the signature in each letter). Further, the handwriting of each letter shows one hand completed the name "Kenneth Steiner" and dated the DJF Letter, while a different hand completed the name of the company, the number of shares beneficially owned, and the date since which the shares have been held. The Post-it note that appears at the bottom of all of the letters, identified as being from Chevedden, appears to be written by the same hand used to complete the name of the company and the date since which the shares have been held. The Company encourages the Staff to carefully compare the handwritings and note, specifically, the following anomalies:

- the "0" in the date of the Post-it note and the "0" in the number of shares beneficially held in each letter from DJF;

- the "2" in the telephone numbers in the Post-it note and the "2" in the number of shares beneficially owned and the date since which the shares have been held in the letters from DJF to Fortune Brands and Motorola, and the date since which the shares have been held in the DJF Letter;

- the "5" in the date of the Post-it note and the "5" in the number of shares beneficially owned in the letters from DJF to Alco and Motorola, and the date since which the shares have been held in the letter from DJF to American Express and Motorola;

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1 In contrast, letters from DJF furnished as proof of ownership in connection with Rule 14a-8 shareholder proposals submitted during the 2010 proxy season do not exhibit the same evidence of completion by different hands. *See CVS Caremark Corporation* (January 5, 2010); *Honeywell International Inc.* (January 19, 2010); *Textron Inc.* (January 21, 2010); *Merck & Co., Inc.* (January 29, 2010); *Time Warner Inc.* (January 29, 2010); *NYSE Euronext* (February 16, 2010); *Merck & Co., Inc.* (February 19, 2010); *Liz Claiborne, Inc.* (February 25, 2010); *Intel Corp.* (March 8, 2010); *International Paper Company* (March 11, 2010); *King Pharmaceuticals, Inc.* (March 17, 2010); *Staples, Inc.* (April 2, 2010); *Symantec Corporation* (June 3, 2010); *Del Monte Foods Company* (June 3, 2010); *News Corporation* (July 27, 2010); *The Hain Celestial Group, Inc.* (September 16, 2010).

- the "8" in the telephone numbers in the Post-it note and the "8" in the number of shares beneficially owned and the date since which the shares have been held in the letter from DJF to Alcoa and Verizon; and

- the lower case "e" and "n" in the name "John Chevedden" with the lower case "e" and "n" in the company names in the DJF Letter and the letters to American Express, Fortune Brands, Motorola, and Verizon.

Further, the Company notes that Mark Filiberto, the signatory of the DJF Letter, and Chevedden have a long-standing, co-operative relationship, as evidenced by Mr. Filiberto's submission of multiple shareholder proposals to various companies with Chevedden serving as his proxy. *See, e.g., American International Group, Inc.* (March 16, 2009); *The Home Depot, Inc.* (March 13, 2009); *The Dow Chemical Company* (March 6, 2009); *Pfizer Inc.* (February 19, 2009); *Time Warner Inc.* (February 19, 2009); *Alcoa, Inc.* (February 19, 2009); *Applied Materials, Inc.* (December 19, 2008); *Alcoa, Inc.* (February 25, 2008). Further, the web site "Corporate Governance News" has described Mr. Filiberto as one of Mr. Chevedden's "associates" in seeking action through shareholder proposals.[2] Finally, the date on each identical letter provides further evidence of coordination between Chevedden and Mr. Filiberto -- as described in an article on www.businesswire.com, DJF Discount Brokers sold all of its retail accounts on October 13, 2010, the day after the date on each purported proof of ownership.[3] Accordingly, as of October 13, 2010, Mr. Filiberto would no longer have been in a position to provide such proof of ownership.

The failure of the purported proof of ownership in the DJF Letter is also shown by a comparison of that letter to a proof of ownership provided to the Company by Mr. Filiberto and Chevedden on behalf of the Proponent in 2008 (attached hereto as Exhibit F). For example, the date of ownership of the shares is fundamentally inconsistent -- in the 2008 letter, the Proponent is purported to have owned 1050 shares since "1/21/98" while the DJF Letter purports to prove that the Proponent has owned the exact same number of shares since "5/23/96." The random selection of dates of ownership in each letter and the highly unlikely possibility that the Proponent happened to own the exact number of shares for approximately 19 additional months (as purported in the DJF Letter) since the time of the 2008 letter provide additional evidence of the unreliability of the purported proof of ownership in the DJF Letter for purposes of Rule 14a-8(b).

Based on the foregoing, the Company believes that the DJF Letter not only fails to provide proof of ownership from the record holder of the Proponent's shares, but the DJF Letter also fails to provide any independent verification of the Proponent's ownership of Company shares. Indeed, for the reasons discussed above, the Company surmises that Chevedden was provided with a single executed form letter from DJF, with the company name and share information left blank, and that Chevedden simply photocopied this letter filled in the share ownership information and submitted the letter to the Company (and, as described above, to numerous other companies). There is,

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2 http://corpgov.net/news/archives2008/may.html.

3 http://www.businesswire.com/news/home/20101013005475/en/Muriel-Siebert-Acquires-Retail-Accounts-DJF-Discount.

therefore, no evidence that DJF was actually involved in the preparation of the DJF Letter beyond providing the initial executed "form" letter in blank to the Proponent's proxy.

The apparent use of two different hands to complete the DJF Letter (and all of the letters received from DJF contained in Exhibit E) raises serious questions about whether the DJF Letter is actually an affirmative verification by DJF of the Proponent's ownership of the Company's securities as required by Rule 14a-8(b)(2). More specifically, it raises the serious question as to whether it represents anything more than Chevedden, without involvement from DJF, completing information on an executed form letter. The proof of ownership requirement when the proponent is not the record holder could not be clearer: under Rule 14a-8(b)(2)(i), the proponent must "submit to the company a written statement from the 'record' holder of [the proponent's] securities . . . verifying" ownership. The lack of substantive involvement by DJF means that the DJF Letter falls short of this requirement and cannot be considered the affirmative written statement specifically verifying the Proponent's ownership of securities that is required under SLB 14. Put simply, the DJF Letter provides significant evidence that it proves nothing regarding the Proponent's ownership of Company shares but is merely a statement of the Proponent's proxy, Chevedden, as to the ownership of Company shares. In no manner does the DJF Letter provide any of the "proof" of ownership that is necessary to satisfy Rule 14a-8(b) and demonstrate eligibility to submit a proposal to the Company.

Because the Proponent is not a record holder of shares of the Company, the Company has no way of verifying that the Proponent is entitled to submit a proposal pursuant to Rule 14a-8. The presence of two different hands in the completion of the DJF Letter, the form nature of the letter, the documented co-operative relationship between Mr. Filiberto and Chevedden, and the unexplained variations between the DJF Letter and the 2008 proof of ownership provided by Mr. Filiberto give the Company no assurance that the DJF Letter accurately verifies, based on DJF's books and records, the Proponent's continuous ownership of securities of the Company for at least one year, as required by Rule 14a-8(b)(1) -- in fact, it gives no assurance that the Proponent owns any Company securities. The DJF Letter, as fully completed, may or may not have been reviewed and approved by DJF prior to its submission to the Company, but the peculiar patterns and inconsistencies identified above make it impossible for the Company to determine that such review and approval was undertaken. Before a shareholder proposal is included in a company's proxy materials, Rule 14a-8(b)(2)(i) requires, and companies are entitled to, a higher standard of documentary evidence than a "fill-in-the-blank yourself" form letter that on its face does not provide unambiguous verification by DJF or the record holder. As stated in SLB 14, "the shareholder is responsible for proving his or her eligibility to submit a proposal to the company" and the DJF Letter fails to provide this proof. Based on the foregoing, it is clear that the DJF Letter fails to satisfy Rule 14a-8(b) -- again, it not only fails to be a verification of ownership from a record holder of the Company's shares, it fails to provide even an independent representation of the Proponent's ownership of the Company's shares.

As discussed above, the Staff has consistently permitted the exclusion of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1). Given the significant deficiencies of the DJF Letter and the resulting lack of sufficient proof of ownership of the Company's common stock as of the date the Proposal was submitted, the Proposal may be properly omitted in reliance on Rule 14a-8(f).

2. *The exclusion of the Proposal is consistent with Staff precedent*

The Company's position that the Proposal may be omitted in reliance on Rule 14a-8(f) is consistent with the Staff's decision to accept a written statement from an introducing broker-dealer, such as DJF, as a statement from the record holder of the securities for purposes of Rule 14a-8(b)(2)(i). *See The Hain Celestial Group, Inc.* (October 1, 2008). In *Hain Celestial*, the Staff noted the significance of the relationship between an introducing broker-dealer and its customers: because "of its relationship with the clearing and carrying broker-dealer through which it effects transactions and establishes accounts for its customers, the introducing broker-dealer *is able to verify its customers' beneficial ownership.*" (Emphasis added). However, the presence of two different handwritings in the completion of the DJF Letter and the "form" nature of the DJF Letter,[4] including the fact that the same executed form was used in connection with shareholder proposals submitted to at least four other companies, significantly and facially calls into question whether such verification by DJF actually occurred in connection with the preparation and submission of the DJF Letter. At best, it is unclear whether the DJF Letter reflects an independent verification of the Proponent's beneficial ownership. The demonstrated relationship between Mr. Filiberto, the inconsistencies between the DJF Letter and the 2008 proof of ownership, and the evidence of the "fill-in-the-blank" nature of Chevedden's completion of the share ownership information demonstrates that the purported proof of ownership in the DJF Letter is unreliable and clearly distinguishable from the rationale underlying *Hain Celestial* and is insufficient for purposes of Rule 14a-8(b).

3. *The proper exclusion of the Proposal is dictated by a final decision of a federal district court*

Apache Corp. v. Chevedden, 696 F. Supp. 2d 723 (S.D. Tex. 2010) supports the Company's position that the DJF Letter is not satisfactory evidence of eligibility for purposes of Rule 14a-8(b)(2). In *Apache*, Chevedden initially provided Apache with a broker letter from Ram Trust Services (***"RTS"***) purporting to confirm his ownership of shares of Apache. *Id.* at 730-31. Apache informed Chevedden that the letter from RTS was insufficient to confirm his current ownership of shares or the length of time that he had held the shares, noting that the letter from RTS did not identify the record holder of the shares of Apache purported to be owned by Chevedden or include the necessary verification required by Rule 14a-8(b)(2). *Id.* at 731. In response, Chevedden provided a letter from RTS as "introducing broker for the account of John Chevedden" that, like the earlier letter from RTS, purported to confirm Mr. Chevedden's ownership. *Id.* at 731-32. The Court found there to be "inconsistency between the publicly available information about RTS and the statement in the letter [from RTS] that RTS is a 'broker' [and this inconsistency] underscore[d] the inadequacy of the RTS letter, standing alone, to show Chevedden's eligibility under rule 14a-8(b)(2)." *Id.* at 740.

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4 The letter from DJF in *Hain Celestial* does not exhibit the same evidence of completion by different hands and "form" letter attributes found in the DJF Letter.

In *Apache*, Mr. Chevedden argued that the parenthetical statement in Rule 14a-8(b)(2) that the "'record holder' [of securities] is usually a bank or broker" meant that the letters from RTS, when combined with RTS's description of itself as an introducing broker, were sufficient proof of ownership. *Id.* at 734, 740. The Court explicitly rejected this interpretation of Rule 14a-8(b)(2), which "would require companies to accept *any* letter purporting to come from an introducing broker, that names a [Depositary Trust Company (*"DTC"*)] participating member with a position in the company, regardless of whether the broker was registered or the letter raised questions" as to proof of ownership. *Id.* at 740 (emphasis in original). The Court explicitly found that such an interpretation "*would not require the shareholder to show anything*" and would only require the shareholder "*to obtain a letter from a self-described 'introducing broker.'*" *Id.* (emphasis added). The Court found that the letters "from RTS -- an unregistered entity that is not a DTC participant -- were" insufficient proof of eligibility for purposes of Rule 14a-8(b)(2), "*particularly when the company has identified grounds for believing that the proof of eligibility is unreliable.*" *Id.* at 741 (emphasis added).

Here, as in *Apache*, the proof of eligibility submitted by the Proponent raises significant questions as to its reliability. The relationship of Mr. Filiberto and Chevedden, the demonstrated factual inconsistencies between the DJF Letter and the 2008 proof of ownership, and the clear evidence of different hands in the completion of the DJF Letter (and the identical pattern of such conduct in other letters from DJF submitted to other companies) provides the Company with even more questions as to the reliability of the proof of eligibility than were encountered in *Apache*. Also, as in *Apache*, DJF is not a participant in DTC.[5] *Id.* at 740. Rule 14a-8(b)(2)(i) requires shareholder proponents to "prove [their] eligibility to the company" and the questions raised by the DJF Letter mean that the Proponent has not done so. The Company therefore submits that *Apache* holds that the Company is not required to accept the Proposal when "there are valid reasons to believe [that the evidence of eligibility submitted by the shareholder] is unreliable." *Apache*, 696 F. Supp. 2d at 740.

C. Conclusion

Chevedden submitted the Proposal to the Company on October 6, 2010 via facsimile. On October 18, 2010, he submitted the DJF Letter to the Company, which purported to confirm that the Proponent had continuously held 1050 shares of the Company's stock in his account since May 23, 1996. Within 14 days of receipt of the Proposal, the Company properly gave notice to the Proponent that his submission did not satisfy the stock ownership requirements of Rule 14a-8(b). In response to the Company's notice, Chevedden stated his view that the request for sufficient proof of ownership "seem[ed] to be an elective request." Neither Chevedden nor the Proponent has provided the Company with any additional correspondence to demonstrate that the Proponent continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2011 Annual Meeting of Shareholders for at least one year by the date on which he submitted the Proposal.

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5 *See* Depositary Trust & Clearing Corp., DTC Participant Accounts in Alphabetical Sequence, *available at* http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on paragraphs (b) and (f) of Rule 14a-8.

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2011 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Mr. John Chevedden

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED BY THE

OCT 06 2010

OFFICE OF THE SECRETARY

Mr. James Dimon
Chairman of the Board
JPMorgan Chase & Co. (JPM)
270 Park Ave
New York NY 10017
Phone: 212 270-6000

Dear Mr. Dimon,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

9/20/10
Date

cc: Anthony J. Horan
Corporate Secretary
Irma Caracciolo <caracciolo_irma@jpmorgan.com>
FX: 212-270-4240
FX: 646-534-2396

[JPM: Rule 14a-8 Proposal, October 6, 2010]
3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**
RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

We gave greater than 55%-support to a 2010 shareholder proposal on this same topic. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company.]

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The 2010 annual meeting proxy was misleading or confusing due to information arranged in reverse order. In two instances the agent was given priority ahead of the rule 14a-8 proponent.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

DJF

DISCOUNT BROKERS

Date: 18 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1050 shares of JP Morgan Chase &Co.(JPM); having held at least two thousand dollars worth of the above mentioned security since the following date: 5/23/96, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-18-10 # of pages ▶
To Anthony Horan	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 212-270-4240 646-534-2396	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

EXHIBIT C

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

October 19, 2010

VIA OVERNIGHT DELIVERY
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of JPMorgan Chase & Co. (JPMC), which received on October 6, 2010, from Kenneth Steiner the shareholder proposal titled "Shareholder Action by Written Consent" for consideration at JPMC's 2011 Annual Meeting of Shareholders (Proposal). Mr. Steiner has appointed you as his proxy to act on his behalf in this and all matters related to this proposal and its submission at our annual meeting.

Mr. Steiner's Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission (SEC) regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that Mr. Steiner is the record owner of sufficient shares to satisfy this requirement. The letter provided by DJF Discount Brokers regarding Mr. Steiner's holdings is not sufficient, as DJF Discount Brokers is not a "record" holder of such securities.

To remedy this defect, you must submit sufficient proof of Mr. Steiner's ownership of JPMorgan shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, he continuously held the requisite number of JPMC shares for at least one year; or

- if he has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com
JPMorgan Chase & Co.

written statement that he continuously held the required number of shares for the one-year period.

In this regard, we note that the letter provided by DJF Discount Brokers states that National Financial Services LLC holds the securities beneficially owned by Mr. Steiner; to the extent that National Financial Services LLC is the "record" holder of the securities that DJF Discount Brokers indicates are beneficially owned by Mr. Steiner, a letter from National Financial Services LLC confirming such holdings would be sufficient to demonstrate Mr. Steiner's holdings for purposes of Rule 14a-8.

The rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter in order for the Proposal to be included in the proxy materials for the 2011 Annual Meeting. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240. For your reference, please find enclosed a copy of SEC Rule 14a-8.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

cc: Kenneth Steiner

Enclosure: Rule 14a-8 of the Securities Exchange Act of 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Irma R. Caracciolo

From: Irma R. Caracciolo
Sent: Tuesday, October 19, 2010 5:30 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Anthony Horan
Subject: RE: Rule 14a-8 Proposal (JPM)
Attachments: [Untitled].pdf

Hello Mr. Chevedden,
Attached is our letter regarding the proposal submitted by Kenneth Steiner.
Regards
Irma Caracciolo

Irma R. Caracciolo | JPMorgan Chase | Vice President and Assistant Corporate Secretary | 270 Park Avenue, Mail Code: NY1-K721, New York, NY 10017 | W: 212-270-2451 | F: 212-270-4240 | F: 646-534-2396 | caracciolo_irma@jpmorgan.com

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, October 06, 2010 2:25 PM
To: Irma R. Caracciolo
Subject: Rule 14a-8 Proposal (JPM)

Dear Ms. Caracciolo,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Tracking:

EXHIBIT D

Irma R. Caracciolo

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, October 20, 2010 5:40 PM
To: Anthony Horan
Cc: Irma R. Caracciolo
Subject: Thank you for confirming receipt of rule 14a-8 proposal (JPM)

Mr. Horan, Thank you for confirming receipt of the rule 14a-8 proposal. If the October 19, 2010 company letter is a request for an additional letter it would seem to be an elective request in order to be consistent with *The Hain Celestial Group, Inc.* (October 1, 2008) no-action decision, which has not been reversed. Please also see no action decisions for *Union Pacific* (March 26, 2010), *Devon Energy* (April 20, 2010) and *News Corp.* (July 27, 2010).
Sincerely,
John Chevedden
cc: Kenneth Steiner

EXHIBIT E

DJF

DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number SMA & OMB Memorandum M-07- ~~held~~ with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 5700 shares of Alcoa Inc. (AA); having held at least two thousand dollars worth of the above mentioned security since the following date: 3/18/09, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Donna Dabney	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # FISMA & OMB Memorandum M-07-16 ***
Fax # 212-836-2807	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

DJF

DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number______________, held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2000 shares of American Express Co. (AXP); having held at least two thousand dollars worth of the above mentioned security since the following date: 9/22/95, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-15-10 # of pages ▶
To Carol Schwartz	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 212-640-0135	Fax #

Exhibit C

DJF
DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 700 shares of Fortune Brands Inc. (FO); having held at least two thousand dollars worth of the above mentioned security since the following date: 3/29/05, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▶
To Mark Roche	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 847-484-4490	Fax #	

DISCOUNT BROKERS

Date: 10 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, LLC account number *** FISMA & OMB Memorandum M-07-16 *** with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 5000 shares of Motorola Inc. (MOT); having held at least two thousand dollars worth of the above mentioned security since the following date: 5/12/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▶
To Michelle Warner	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 847-576-3628	Fax #	

DJF
DISCOUNT BROKERS

Date: 10 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, LLC account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1809 shares of Verizon Communications Inc. (VZ) having held at least two thousand dollars worth of the above mentioned security since the following date: 8/10/08, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 / # of pages ▶
To Mary Louise Weber	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16 ***
Fax # 908-696-2068	Fax #

EXHIBIT F

DJF

DISCOUNT BROKERS

Date: 19 Nov 07

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number_____________________. held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1350 shares of JPMorgan Chase; having held at least two thousand dollars worth of the above mentioned security since the following date: 21 Jan 98, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

CFOCC-00035124